UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2019 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 13, 2020 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2020, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

THIRD QUARTER 2020 HIGHLIGHTS

•

Total revenues were KRW 131,795 million (US$ 113,034 thousand), representing a 49.0% increase from the second quarter ended June 30, 2020 (“QoQ”) and a 69.9% increase from the third quarter ended September 30, 2019 (“YoY”).

•	Operating profit was KRW 34,356 million (US$ 29,465 thousand), representing a 110.6% increase QoQ and a 236.0% increase YoY.
•	Profit before income tax expenses was KRW 33,675 million (US$ 28,881 thousand), representing a 106.2% increase QoQ and a 200.3% increase YoY.
•	Net profit attributable to parent company was KRW 25,281 million (US$ 21,682 thousand), representing a 93.1% increase QoQ and a 182.4% increase YoY.

REVIEW OF THIRD QUARTER 2020 FINANCIAL RESULTS

Revenues

Subscription revenues for the third quarter of 2020 were KRW 29,159 million (US$ 25,008 thousand), representing a 19.3% increase QoQ from KRW 24,448 million and a 176.0% increase YoY from KRW 10,564 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Thailand that was re-launched on May 28, 2020 and Brazil. Such increase was partially offset by decreased revenues from Ragnarok H5 in Indonesia and Ragnarok Online in Taiwan. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and United States.

Royalty and license fee revenues for the third quarter of 2020 were KRW 2,674 million (US$ 2,293 thousand), representing a 40.0% decrease QoQ from KRW 4,459 million and a 3.5% increase YoY from KRW 2,583 million. The decrease QoQ was primarily due to temporarily generated revenue from collaboration event with Garena’s Free Fire items based on Ragnarok Online IP in previous quarter. The increase YoY resulted mainly from increased revenue from Ragnarok Online in Japan. Such increase was partially offset by decreased revenue from Ragnarok Online in Thailand.

Mobile game revenues were KRW 95,531 million (US$ 81,933 thousand) for the third quarter of 2020, representing a 76.1% increase QoQ from KRW 54,249 million and a 59.0% increase YoY from KRW 60,086 million. The increase QoQ resulted primarily from increased revenues from Ragnarok Origin in Korea that was launched on July 7, 2020 and Ragnarok M: Eternal Love in Southeast Asia. Such increase was partially offset by decreased revenues from Ragnarok Tactics in Korea and Taiwan, Ragnarok H5 in Indonesia, and Ragnarok M: Eternal Love in Korea and Taiwan. The increase YoY was primarily due to revenues from Ragnarok Origin in Korea that was launched on July 7, 2020, Ragnarok M: Eternal Love in Taiwan. This increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Japan, Southeast Asia, North America, South America and Oceania, and Korea.

Other revenues were KRW 4,431 million (US$ 3,800 thousand) for the third quarter of 2020, representing a 16.4% decrease QoQ from KRW 5,302 million and a 2.3% increase YoY from KRW 4,333 million.

Cost of Revenue

Cost of revenue was KRW 74,107 million (US$ 63,558 thousand) for the third quarter of 2020, representing a 45.0% increase QoQ from KRW 51,098 million and a 32.2% increase YoY from KRW 56,058 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok Origin in Korea that was launched on July 7, 2020. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok Origin in Korea that was launched on July 7, 2020.

Operating Expenses

Operating expenses were KRW 23,332 million (US$ 20,011 thousand) for the third quarter of 2020, representing a 10.9% increase QoQ from KRW 21,047 million and a 106.8% increase YoY from KRW 11,282 million. The increase QoQ was mainly attributable to increased research and development expenses and commission paid for payment gate way fees related to Ragnarok Online in Thailand. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok Origin in Korea, commission paid for payment gate way fees related to Ragnarok Online in Thailand, research and development expenses, and salaries.

Profit before income tax expenses

Profit before income tax expenses was KRW 33,675 million (US$ 28,881 thousand) for the third quarter of 2020 compared with profit before income tax expense of KRW 16,335 million for the second quarter of 2020 and profit before income tax expenses of KRW 11,213 million for the third quarter of 2019.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 25,281 million (US$ 21,682 thousand) for the third quarter of 2020 compared with net profit attributable to parent company of KRW 13,095 million for the second quarter of 2020 and a net profit attributable to parent company of KRW 8,952 million for the third quarter of 2019.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 171,800 million (US$ 147,345 thousand) as of September 30, 2020.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,165.97 to US$ 1.00, the noon buying rate in effect on September 30, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin was launched in Korea on July 7, 2020 and is being prepared for launch in Japan in 1st half of 2021.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation was launched in Taiwan, Hong Kong and Macau on October 15, 2020 and is being prepared for launch in Southeast Asia in 1st half of 2021.

•	The Labyrinth of Ragnarok, an Idle MMORPG mobile game

The Labyrinth of Ragnarok was launched in Philippines, Singapore and Malaysia on October 14, 2020. This game is being prepared for launch in Thailand and Indonesia in December 2020.

•	Other Ragnarok Online IP-based games

The Lost Memories: a Song of Valkyrie, a Story RPG mobile game, is expected to be launched in Thailand in 1st half of 2021. The game was developed by NeoCyon, Inc., our subsidiary in Korea.

Action RO2: Spear of Odin, a 3D Action MORPG mobile game, is expected to be launched in Indonesia, Malaysia, Philippines, Singapore and Australia in 1st half of 2021. The game was developed by NeoCyon, Inc., our subsidiary in Korea.

Other IP games

Tactical Warfare, a First-Person Shooter (FPS) game, has started pre-registration and will be launched in North, Central and South America in the fourth quarter of 2020. The game is published by Gravity Interactive, Inc., a subsidiary in the United States.

Tera Classic, a MMORPG mobile game, has started pre-registration and will be launched in Japan in January 2021. The game is published by Gravity Game Arise, Inc., a subsidiary in Japan.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of third quarter in 2020 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 93 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2019 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Hye Ji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-19		30-Sep-20
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,428	68,122	116,800	100,174
Short-term financial instruments	39,500	33,877	55,000	47,171
Accounts receivable, net	32,253	27,662	55,570	47,660
Other receivables, net	56	48	0	0
Prepaid expenses	1,962	1,683	2,782	2,386
Other current assets	2,664	2,285	1,137	975
Total current assets	155,863	133,677	231,289	198,366
Property and equipment, net	6,663	5,715	7,201	6,176
Intangible assets	1,717	1,473	1,733	1,486
Deferred tax assets	7,667	6,576	7,885	6,763
Other non-current financial assets	1,770	1,518	1,777	1,524
Other non-current assets	1,745	1,494	5,255	4,508
Total assets	175,425	150,453	255,140	218,823
Liabilities and Equity
Current liabilities:
Accounts payable	37,496	32,159	56,668	48,602
Deferred revenue	10,748	9,218	15,194	13,031
Withholdings	1,764	1,513	3,463	2,970
Accrued expense	1,175	1,008	1,182	1,014
Income tax payable	2,618	2,245	3,325	2,852
Other current liabilities	1,986	1,703	2,629	2,255
Total current liabilities	55,787	47,846	82,461	70,724
Long-term deferred revenue	98	84	5,037	4,320
Other non-current liabilities	3,774	3,237	3,368	2,889
Total liabilities	59,659	51,167	90,866	77,933
Share capital	3,474	2,979	3,474	2,979
Capital surplus	27,128	23,266	27,110	23,251
Other components of equity	274	235	896	768
Retained earnings (Accumulated deficit)	84,668	72,616	132,307	113,474
Equity attributable to owners of the Parent Company	115,544	99,096	163,787	140,472
Non-controlling interest	222	190	487	418
Total equity	115,766	99,286	164,274	140,890
Total liabilities and equity	175,425	150,453	255,140	218,823

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,165.97 to US$ 1.00, the noon buying rate in effect on September 30, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-20	30-Sep-19	30-Sep-20		30-Sep-19	30-Sep-20
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	24,448	10,564	29,159	25,008	23,566	63,500	54,461
Online games-royalties and license fees	4,459	2,583	2,674	2,293	9,135	10,676	9,156
Mobile games	54,249	60,086	95,531	81,933	245,189	205,762	176,473
Other revenue	5,302	4,333	4,431	3,800	11,426	13,575	11,643
Total net revenue	88,458	77,566	131,795	113,034	289,316	293,513	251,733
Cost of revenue	51,098	56,058	74,107	63,558	214,153	174,079	149,300
Gross profit	37,360	21,508	57,688	49,476	75,163	119,434	102,433
Operating expenses:
Selling, general and administrative expenses	17,643	8,984	18,042	15,474	21,382	46,692	40,046
Research and development	3,254	2,349	4,550	3,902	6,658	10,676	9,156
Others, net	150	(51)	740	635	259	1,041	893
Total operating expenses	21,047	11,282	23,332	20,011	28,299	58,409	50,095
Operating profit	16,313	10,226	34,356	29,465	46,864	61,025	52,338
Finance income(costs):
Finance income	627	1,353	822	705	3,556	3,000	2,573
Finance costs	(605)	(366)	(1,503)	(1,289)	(781)	(2,765)	(2,371)
Profit before income tax	16,335	11,213	33,675	28,881	49,639	61,260	52,540
Income tax expenses	3,293	2,357	8,390	7,196	10,192	13,687	11,739
Profit for the year	13,042	8,856	25,285	21,685	39,447	47,573	40,801
Profit attributable to:
Non-controlling interest	(53)	(96)	4	3	(126)	(66)	(57)
Owners of Parent company	13,095	8,952	25,281	21,682	39,573	47,639	40,858
Earning per share
- Basic and diluted	1,884	1,288	3,638	3.10	5,695	6,856	5.90
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	1,884	1,288	3,638	3.10	5,695	6,856	5.90

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,165.97 to US$1.00, the noon buying rate in effect on September 30, 2020 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 13, 2020